UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cabela’s Incorporated

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

126804 30 1
. . . . . . . . . . . . . . . . . . . . . . . .
(CUSIP Number)

December 31, 2005
. . . . . . . . . . . . . . . . . . . . . . . .
(Date of Event Which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 126804 30 1

1	Name of Reporting Persons. I.R.S. Identification No. of above person (entities only). Richard N. Cabela

2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

3	SEC Use Only

4	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power:
9,364,857.8 (1)
	6	Shared Voting Power:
10,000
	7	Sole Dispositive Power:
914,966.8 (1)
	8	Shared Dispositive Power:
8,673,964

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,588,930.8
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X]

Excludes 21,849 shares held by Mary A. Cabela, Mr. Cabela’s spouse. Mr. Cabela disclaims beneficial ownership pursuant to Rule 13d-4.

11	Percent of Class Represented by Amount in Row (9) 16.8%
12	Type of Reporting Person IN

__________________

(1)	Includes 12,579.8 shares of common stock held in the Cabela’s Incorporated 401(k) Savings Plan.

CUSIP NO. 126804 30 1

1	Name of Reporting Persons. I.R.S. Identification No. of above person (entities only). Mary A. Cabela

2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

3	SEC Use Only

4	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power:
235,922
	6	Shared Voting Power:
10,000
	7	Sole Dispositive Power:
21,849
	8	Shared Dispositive Power:
8,673,964

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,695,813
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X]

Excludes 914,966.8 shares held by Richard N. Cabela, Mrs. Cabela’s spouse. Mrs. Cabela disclaims beneficial ownership pursuant to Rule 13d-4.

11	Percent of Class Represented by Amount in Row (9) 15.3%
12	Type of Reporting Person IN

CUSIP NO. 126804 30 1

1	Name of Reporting Persons. I.R.S. Identification No. of above person (entities only). Cabela’s Family, LLC 47-0826737

2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

3	SEC Use Only

4	Citizenship or Place of Organization State of Nebraska

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power:
8,663,964
	6	Shared Voting Power:
-0-
	7	Sole Dispositive Power:
8,663,964
	8	Shared Dispositive Power:
-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,663,964
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11	Percent of Class Represented by Amount in Row (9) 15.2%
12	Type of Reporting Person OO

Item 1.

a.	Name of Issuer: Cabela’s Incorporated (the “Issuer”)

b.	Address of Issuer’s Principal Executive Offices: One Cabela Drive Sidney, NE 69160

Item 2.

a.	Name of Person Filing: (1) Richard N. Cabela (“Mr. Cabela”); (2) Mary A. Cabela (“Mrs. Cabela”); and (3) Cabela’s Family, LLC (the “LLC”)

b.	Address of Principal Business Office:
	(1)	Mr. Cabela: Richard N. Cabela One Cabela Drive Sidney, NE 69160
	(2)	Mrs. Cabela: Mary A. Cabela One Cabela Drive Sidney, NE 69160
	(3)	The LLC: Cabela’s Family, LLC One Cabela Drive Sidney, NE 69160

c.	Citizenship:
	(1)	Mr. Cabela: United States of America
	(2)	Mrs. Cabela: United States of America
	(3)	The LLC: State of Nebraska, U.S.A.

d.	Title of Class of Securities: Class A Common Stock, par value $0.01

e.	CUSIP Number: 126804 30 1

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n): N/A

a.	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
b.	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
c.	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
d.	[ ]	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8);
e.	[ ]	Investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);
f.	[ ]	Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
g.	[ ]	Parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);
h.	[ ]	Savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
j.	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
a.	Amount Beneficially Owned: (1) Mr. Cabela: 9,588,930.8 (2) Mrs. Cabela: 8,695,813 (3) The LLC: 8,663,964

b.	Percent of Class: (1) Mr. Cabela: 16.8% (2) Mrs. Cabela: 15.3% (3) The LLC: 15.2%

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: (1) Mr. Cabela: 9,364,857.8 (2) Mrs. Cabela: 235,922 (3) The LLC: 8,663,964

ii.	Shared power to vote or to direct the vote: (1) Mr. Cabela: 10,000 (2) Mrs. Cabela: 10,000 (3) The LLC: -0-

iii.	Sole power to dispose or to direct the disposition of: (1) Mr. Cabela: 914,966.8 (2) Mrs. Cabela: 21,849 (3) The LLC: 8,663,964

iv.	Shared power to direct the disposition of: (1) Mr. Cabela: 8,673,964 (2) Mrs. Cabela: 8,673,964 (3) The LLC: -0-

Item 5.
Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.
Ownership of More than Five Percent on Behalf of Another Person

Other than as described in Item 4, the members of the LLC (which consist of Mr. Cabela, Mrs. Cabela, and certain trusts created for the benefit of Mr. and Mrs. Cabela and their children) have the right to receive the dividends from, or the proceeds from, the sale of the 8,663,964 shares of the Issuer’s Class A Common Stock held by the LLC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certification N/A

Exhibits:

Exhibit 1:     Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2006

/s/ Brent LaSure

Brent LaSure on behalf of Richard N. Cabela, individually, pursuant to a Power of Attorney dated October 7, 2004, a copy of which has been filed with the Commission and is incorporated herein by reference

/s/ Brent LaSure

Brent LaSure, on behalf of Mary A. Cabela, individually, pursuant to a Power of Attorney dated October 7, 2004, a copy of which has been filed with the Commission and is incorporated herein by reference

CABELA’S FAMILY, LLC

By:	/s/ Brent LaSure
Brent LaSure on behalf of Cabela’s Family, LLC pursuant to a Power of Attorney dated October 7, 2004, a copy of which has been filed with the Commission and is incorporated herein by reference